Via Edgar and E-mail Suzanne Hayes Assistant Director, Disclosure Operations Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399 Direct line 212 610 6309
Our ref 0010146-0000222 NY:17166026.2

July 12, 2013

Re:	The Bank of Nova Scotia

Registration Statement on Form F-3

Filed May 31, 2013

And Documents Incorporated by Reference

File No. 333-188984

Dear Ms. Hayes:

This letter is in response to certain comments of the Securities and Exchange staff (the “Staff”) contained in your letter, dated June 27, 2013 (the “Comment Letter”), regarding the above-referenced Registration Statement (the “Registration Statement”). In the text that follows, each comment expressed by the Staff in the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter. Each comment is followed by a response made on behalf of The Bank of Nova Scotia (the “Bank”). In each response, “we” and “our” refers to the Bank. As we discussed with members of your staff, the Bank is hereby responding to comments 45-55, relating to the Bank’s Form 40-F for the Fiscal Year Ended October 31, 2012 and Forms 6-K filed on March 5, 2013 and May 28, 2013. The Bank and Scotia Covered Bond Guarantor Limited Partnership will respond separately to comments 1-44, in connection with the filing of Amendment No. 1 to the Registration Statement.

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Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 2 – Management’s Discussion and Analysis

Risk Management, page 55

Credit risk, page 58

Comment 45:

We note your disclosure on page 59 that internal credit risk ratings and associated risk parameters affect loan pricing and computation of the collective allowance for credit losses. We further note your disclosure of internal ratings and probability of default (“PD”) grades by the amount of exposure at default on pages 170 and 171 of Exhibit 3. Please revise your disclosure in future filings, either here or in the “Significant Accounting Policies” Note on page 115 of Exhibit 3, to clarify how these ratings and parameters are used in your collective allowance. In this regard, consider separately disclosing your loan portfolios by internal risk rating and carrying value. Refer to paragraph 36(c) of IFRS 7.

Response:

We will revise our "Significant Accounting Policies" Note disclosure in future annual reports to provide further clarity on how the ratings and parameters are used in the calculation of the collective allowance.

Consistent with your recommendation and the recommendations brought forward by the Enhanced Disclosure Task Force of the Financial Stability Board, the Bank will be providing increased granularity in its Q4 2013 disclosures, identifying average parameters and exposures at default for key ranges of external ratings, mapped to internal grades, for its Corporate, Bank and Sovereign portfolios consistent with the level of granularity already provided for retail portfolios on page 171.

Comment 46:

On page 59, you state that the types of acceptable collateral for corporate and commercial credit exposures and related valuation processes are documented in risk management policies and manuals. We also note your individual impairment allowance policy on page 115 that you consider the realizable value of the security and likelihood of successful repossession. Considering that the value of the underlying collateral is a factor in your impairment analysis, please tell us and revise your future filings to disclose your collateral valuation policies by addressing the following:

•	Discuss how frequently you obtain appraisals for the underlying collateral for both loan origination and loan impairment analysis and the level of appraisal obtained. For example, do you utilize in-person appraisals, drive-by appraisals, automated valuation models (“AVMs”), or house price indices to support property values? If your appraisal process differs by loan product, disclose those differences.
•	If AVMs or third party sources are used in your appraisal process, tell us the controls and processes you have in place to validate the valuations provided by the AVMs or third party sources.

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

•	Tell us whether your appraisal policies related to your impairment analysis and loan originations have changed during the periods presented and if so, describe the significant changes.

Response:

We will amend our future annual disclosures to reflect greater detail on our collateral valuation policies.

Appraisal processes differ by type of loan portfolio. Processes by key portfolio types are discussed below:

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the Borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%).  The frequency of collateral valuations is also increased when early warning signals of a Borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants, including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by Banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

We do not use AVMs for valuation purposes. Global Risk Management (“GRM”) performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are to be obtained at inception of a new facility, as well as during Renewals, Refinancing and other Subsequent Transactions; Loan Modifications; and Loan Workouts and Troubled Debt Restructure with limited exceptions. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the Banking Execution Unit, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, of other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

results. In the case of stabilized income producing properties for standard mortgages in Canada, to validate the appraisal, the Bank also uses automated valuation models.

The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach
ii.	replacement cost approach
iii.	income approach

The appraiser should disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report should contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM Real Estate to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions.

We do not use AVMs for these commercial/corporate real estate appraisals. When third party assessors are used, they are from a Bank-approved list of assessors that are accredited and have experience with Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Retail portfolio

The property values for residential real estate secured exposures are confirmed at origination through either an AVM or a full appraisal (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within the material portfolios, residential property values are re-confirmed using third party AVMs.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals, primarily third party AVMs. Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser and samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

Policy changes

All collateral and appraisal policies have been formalized for a number of years and have not undergone any significant change during the periods presented.

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

Exhibit 3 – 2012 Consolidated Financial Statements

Notes to the 2012 Consolidated Financial Statements, page 109

Note 3. Significant accounting policies, page 110

Purchased loans, page 114

Comment 47:

You disclose that for individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan, and changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. Please provide us with your accounting analysis for not amortizing any portion of the credit mark. Also tell us why you record improvements in expected cash flows as a recovery in the provision for credit losses as opposed to net interest income considering there were no allowances for credit losses recorded on the date of acquisition.

Response:

The Bank in its development of accounting polices under IFRS for purchased loans including loans acquired in business combination refers to guidance provided by IFRS 3, Business Combinations and IAS 39 Financial Instruments: Recognition and measurement (IAS 39) for Day 1 classification and measurement. For Day 2 accounting measurements and classifications, the Bank refers to guidance under IAS 39.

IFRS does not have separate guidance in respect of acquired loans similar to that available under U.S GAAP - SOP 03-03. IAS 39 provides general principles for amortized cost accounting and the effective interest method and this guidance does not distinguish between originated loans and loans that are purchased from third parties.

Purchased loans that the Bank considers to be individually significant are assessed on an individual loan basis. That is, the Bank identifies and separates all loans that would otherwise be classified as individually impaired immediately prior to acquisition and establishes a credit mark for incurred credit losses on these loans upon acquisition. This assessment of the credit quality of these loans is made irrespective of the status of such loans in the books of the seller. Where the loan is individually impaired, the entire credit mark on a purchased impaired loan is accounted for as an incurred credit mark. The incurred credit mark identified for each individually impaired loan is then tracked individually over the life of that loan.

Paragraph AG 5 of IAS 39 provides guidance on incurred credit losses being included in the estimated cash flows of loans when computing the effective interest rate. Hence the incurred credit mark is not part of the effective interest rate yield on these loans. As explained further in paragraph BC 32 of IAS 39, incurred credit losses on the date of purchase are reflected in the purchase price and if we do not take into consideration such incurred credit losses in the calculation of the effective interest rate, then we would recognize a higher interest income than that inherent in the price paid. That is to say, in

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

determining on initial recognition the effective interest rate excludes from its cash profile incurred losses as these are cash flows that the Bank estimates that it will not receive. Therefore, the overall yield on the asset cannot include these “lost cash flows”: if the Bank receives only the cash flows that it estimates it will receive, there will be no impact on earnings.

Based on the above noted guidance, the Bank has not amortized the incurred credit mark on the loans that are individually assessed. In respect of credit recoveries and credit losses, we considered the guidance in IAS 39 paragraph AG 8. As per paragraph AG 8 if an entity revises its estimates of payments or receipts the entity adjusts the carrying amount of the loan to reflect actual and revised cash flows. The adjustment is recognized in profit or loss as income or expense. As written AG 8 is silent on the line item in the income statement in which this adjustment is to be recognized.

We believe that it is more appropriate for improvements in cash flows related to credit to be recorded at the same place where provisions are recorded for credit related deterioration in cash flows, which is in the provision for credit losses. Also this is consistent with our accounting for originated loans.

We note also that this accounting is consistent with the proposals in paragraphs 15, BC78 and BC137 to 140 of the Exposure Draft, Financial instruments: Expected Credit Losses¸ published by the IASB in March 2013.

Comment 48:

You state that the credit mark adjustment comprises both an incurred loss mark and a future expected loss mark. Please address the following:

•	Tell us whether you separately identify loans with incurred losses at acquisition and loans without incurred losses at the acquisition date, and if so, identify the factors you consider in identifying purchased loans with incurred losses and those without incurred losses. If you do not separately identify purchased loans with incurred losses, tell us why not, and discuss how you considered paragraph AG 5 of IAS 39.
•	Discuss the factors that you consider in distinguishing between incurred credit marks and expected credit marks.
•	Tell us and revise your future filings to disclose the amount of loans, if any, acquired at a deep discount, and confirm that you will quantify any loans acquired at a deep discount as part of the ING Direct acquisition.

Response:

On the date of acquisition the Bank separately identifies loans with incurred losses and loans for which there are no incurred losses. The factors used to identify these loans separately include contractual payment history including past defaults, recent restructuring of loans, type of collateral and any other evidence from the loan documentation that would suggest that the borrower is unable to make future contractual payments.

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

The incurred mark represents the credit losses that already have been incurred on the loans at the date they are purchased and is computed using the same methodology as otherwise employed by the Bank to compute the incurred loss allowance under IAS 39.

The expected credit mark is established on a portfolio approach for all those loans that are not assessed as being individually impaired. The main factors used to establish the expected credit mark on the date of purchase/acquisition could include macro economic factors that could impact the loan portfolio recoverability such as industry type, geographical location, probability of borrower default beyond the loss identification periods used for incurred loss computation, the expected exposure at default and a loss given default. These variables are obtained from the portfolio review upon acquisition.

In relation to the annual filing for 2012, the Bank did not acquire any loans at a deep discount. The Bank will disclose in future filings any loans that are acquired at a deep discount. The loan portfolio acquired as part of the ING Direct acquisition was of a high quality and did not include loans acquired at a deep discount.

Comment 49:

Tell us how the initial fair value amount recorded for both categories of purchased loans (i.e., those that are individually assessed and those that are collectively assessed) is accreted over the term of the loan and to what amount (i.e., contractual principal, expected cash flows, or contractual principal less incurred losses). Tell us the accounting guidance that you relied upon for this accounting policy.

Response:

The Bank accretes the initial fair value amount established for all purchased loans to contractual principal less incurred losses.

We have relied on the guidance in paragraph AG 5 of IAS 39 which sets out that incurred credit losses are to be considered in the determination of the effective interest rate on acquired loans. We have also relied on the guidance available in paragraph 9 of IAS 39 which defines the effective interest rate and states that when calculating the effective interest rate, an entity shall estimate cash flows considering all contractual terms of the loan but shall not consider future expected credit losses.

Note 6. Fair value of financial instruments, page 122

Comment 50:

We note that a significant amount of your trading assets and investment securities are classified as Level 2 or 3 within the fair value hierarchy. We also note your valuation techniques disclosure for trading and investment securities that when quoted prices are not available you use other valuation techniques or models that may include market-observable inputs or unobservable inputs. Please revise your future filings to identify the valuation techniques and related assumptions used to measure the fair value of each of your Level 2 and 3 trading assets and investment securities. Refer to paragraphs 25 to 27 of IFRS 7.

Response:

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

We have noted your comments and the requirement to disclose the valuation techniques and related assumptions for Level 2 and Level 3 Trading assets and Investment securities. Please note that, IFRS 13 - Fair Value Measurement will become applicable to the Bank beginning November 1, 2013. The disclosure requirements in paragraph 93 (d) of IFRS 13 require the Bank to provide additional information on valuation techniques and inputs for Level 2 and 3 fair value measurements starting November 1, 2013. In Q1 2014, we will continue to further refine our disclosures for any changes due to the adoption of IFRS 13.

We will assess and incorporate, as appropriate, the additional disclosure in our 2013 annual financial statements in the fair value hierarchy note with respect to valuation techniques and related assumptions for Level 2 and 3 trading assets and investment securities.

Note 9. Derivative financial instruments, page 128

Comment 51:

We note your credit risk exposure for derivatives on page 131 was reduced by C$23.3 billion due to the master netting agreements, collateral, and other. We further note in footnote (2) to the table that appears on this page that this amount is on a “regulatory basis.” Please revise your future filings to clarify what “other” represents and the term, “regulatory basis.” Address how your disclosure on a “regulatory basis” that nets “other” amounts is consistent with the guidance in paragraph 13A of IFRS 7.

Response:

As the Bank's derivatives which are subject to master netting agreements and collateral do not meet the criteria for offsetting under IFRS, they are carried and reported on the Statement of Financial Position on a gross basis (before netting); however, within our existing disclosures in note 9 (d), the impact from master netting, collateral and other is provided and referenced to a regulatory basis. We will revise our future filings to reflect the following definitions of “regulatory basis” when disclosing the credit risk exposure for derivatives.

The regulatory basis for determining master netting agreements is based on the regulatory criteria prescribed by the Basel Committee on Banking Supervision (BCBS) and required by its local regulator, the Office of Superintendents of Financial Institutions (OSFI) in its Capital Adequacy Return guidelines. These include where a bank,

•	has a legally enforceable basis for netting or offsetting in each relevant jurisdiction regardless of whether the counterparty is insolvent or bankrupt;
•	is able any time to determine those assets and liabilities with the same counterparty that are subject to the netting agreement;
•	monitors and controls its roll-off risks; and
•	monitors and controls the relevant exposures on a net basis.

Although the Bank has restated its financial statement disclosures for 2011 comparatives in conformance with IFRS, it has not restated its 2011 regulatory capital reporting, including derivative amounts reported after regulatory master and collateral netting. "Other" represents derivative exposures reporting adjustments from Canadian GAAP to IFRS as at October 31, 2011, which were $0.1 billion

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

(Favourable) and -$0.7 billion (Unfavourable) and were not considered material. Amounts only relate to 2011 and are not applicable to future quarters.

The disclosure requirements of IFRS 7, paragraph 13A, which pertain to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the Statement of Financial Position, will be applicable for the Bank beginning November 1, 2013. Consistent with the requirements of this standard, the Bank will be providing additional disclosures starting November 1, 2013, which include a tabular reconciliation of gross and net amounts of financial assets and financial liabilities under the scope of IFRS 7.13A. Each of the following amounts will be disclosed separately:

a)	gross amounts of financial assets and financial liabilities;
b)	amounts offset in accordance with the offsetting criteria in IAS 32;
c)	the net amounts presented in the Consolidated Statement of Financial Position;
d)	amounts subject to master netting arrangements or similar agreements that do not qualify for offsetting under IAS 32, including:
•	amounts related to recognized financial assets and financial liabilities that do not meet the offsetting criteria; and
•	amounts related to financial collateral (including cash collateral); and
e)	net amount after deducting amounts in (d) from those in (c).

The disclosure will also include a description of the rights of set-off associated with the Bank’s recognized financial assets and liabilities subject to enforceable master netting arrangements and similar agreements, including the nature of those rights.

Note 13. Impaired loans and allowance for credit losses, page 137

Comment 52:

We note your allowance roll-forward on page 138 and that you also provide the ending allowance balance as of October 31, 2011 and November 1, 2010. Considering you know the beginning and ending allowance balances for Fiscal Year 2011 and the provision for credit losses, please tell us why you did not include a roll-forward for this comparative period, and revise your future filings to include the comparative period allowance roll-forward. Refer to paragraph 21 of IFRS 1.

Response:

For fiscal year 2011 under Canadian GAAP, the roll forward of the allowance was presented in detail in the financial statement notes. In 2012, IFRS was implemented and the full roll forward of the comparatives was not presented for ease of presentation and due to the availability of prior year published information albeit under Canadian GAAP. Further we believe the reconciliation information, is not material to the understanding of the 2012 financial statements. We will revise our future annual filings to reflect the full roll forward of the allowance for all comparative periods.

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

Forms 6-K filed March 5, 2013 and May 28, 2013

Comment 53:

Please tell us whether you had any changes, as opposed to material changes, in your internal control over financial reporting during the first and second quarters that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will use that language in future filings.

Response:

We have not had any changes in our internal control over financial reporting during the first and second quarters of 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  We confirm that we will use this language in future filings.

Comment 54:

We note that Standard & Poor’s and Moody’s Investors Service downgraded your credit ratings one notch during the first quarter. Please tell us how you considered disclosing the occurrence and impact of these credit rating downgrades.

Response:

In the first fiscal quarter of 2013, Moody’s Investors Service and Standard & Poor’s each completed their previously announced review of most of Canada’s banks, as a result of their review of the Canadian economy and its impact on the banking sector as a whole.  Moody’s Investors Service lowered the Bank’s long term debt rating and that of the other banks that were under review by one notch.   Moody’s Investors Service also lowered the subordinated debt rating of the Bank and all of our Canadian peers. Standard & Poor’s also lowered the Bank’s credit rating one notch.  In addition, Standard & Poor’s lowered the credit ratings of other Canadian financial institutions.  The ratings downgrades were not material to the Bank and had no material impact on our funding costs or ability to access funding.

It is the Bank’s practice to discuss its credit ratings in its annual filing (see page 39 of Exhibit 2 of our Form 40-F).  In Exhibit 2 of Form 40-F for the year ended October 31, 2012, we disclosed that Standard & Poor’s and Moody’s Investors Service had put the Bank’s credit ratings on review for possible downgrade.  Credit ratings would only be discussed in a quarterly filing to the extent there was a material disclosure to be made.  As a result, the Bank did not discuss the ratings downgrades in its first or second quarter reports.  In keeping with this practice, we intend to discuss the ratings downgrade in our credit ratings disclosure in its Form 40-F for fiscal 2013.   Both Standard & Poor’s and Moody’s Investors Service issued press releases in respect of the downgrade.

The bank’s credit ratings (which would have reflected the downgrade) are disclosed in our quarterly supplementary financial information (page 2) that is available in the Investor Relations section of our website. This material is set out alongside the Quarterly Report, the Press Release and the Investor Presentation each quarter.

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

Exhibit 99.1 of May 28, 2013 Form 6-K – Second Quarter results 2013

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited), page 40

Note 22. Business combinations, page 65

Comment 55:

We note that you acquired $30.8 billion in loans in the ING Direct acquisition. Please confirm that, in future filings, you will separately quantify the amount of purchased loans acquired with incurred credit marks, those acquired with expected credit marks, and those without any credit mark. In addition, confirm that you will disclose reasons for changes in the incurred and expected loss marks in future filings.

Response:

We acquired ING Bank of Canada (“ING”) on November 15, 2012. The Bank has preliminary estimates of the fair values for all acquired assets and assumed liabilities, and anticipates finalizing these amounts no later than its annual filing for Q4 2013.

Please note that the purchased portfolio is comprised primarily of residential mortgages ($29.5 billion or 96% of the purchase portfolio). These mortgages are insured and/or secured by properties and therefore the Bank does not expect any significant credit losses on this portfolio. The credit losses are expected primarily in the consumer loans ($400 million) portfolio.

In the 2013 annual filing the Bank will quantify the amount of purchased loans without any credit marks and those with credit marks. For those loans with a credit mark the Bank will provide a breakdown of the incurred credit marks and/or expected credit marks. Going forward, for material changes in the incurred and expected loss marks, the Bank will also discuss the reasons for changes.

Suzanne Hayes

United States Securities and

Exchange Commission

July 12, 2013

If you should have any questions or comments concerning the contents of this response letter, please do not hesitate to call the undersigned at (212) 610-6309 or The Bank of Nova Scotia: Sean McGuckin, Executive Vice-President and Chief Financial Officer (416) 866-4862 or Maria Theofilaktidis, Senior Vice-President and Chief Accountant at (416) 866-4269.

Sincerely,

/s/ Lawton M. Camp

Lawton M. Camp

Allen & Overy LLP

cc:

United States Securities and Exchange Commission:

Lindsay McCord, United States Securities and Exchange Commission
Staci Shannon, United States Securities and Exchange Commission

The Bank of Nova Scotia:

Sean McGuckin, Executive Vice-President and Chief Financial Officer
Maria Theofilaktidis, Senior Vice-President and Chief Accountant
Deborah Alexander, Executive Vice-President, General Counsel and Secretary